June 17, 2010

Attn: Lyn Shenk, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Time Warner Inc.
File Number: 001-15062
Form 10-K: For the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement filed April 6, 2010

Dear Mr. Shenk:

Set forth below are Time Warner Inc.’s (“Time Warner” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter (the “Comment Letter”) dated June 7, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and its Definitive Proxy Statement filed April 6, 2010 (the “2010 Proxy”).  The responses are numbered to correspond to the comments set forth in the Comment Letter.

Form 10-K: For the Year Ended December 31, 2009
Multiple Element Transactions, page 97

Comment No. 1: We note your response to our prior comment 3.  However, it appears to us that your example did not address our comment.  As such, we reissue our prior comment.  Please supplementally provide us with a current (one that occurred during fiscal year 2009 or to date) example in which you were unable to determine the fair value for one or more elements of a transaction and recorded revenue on a straight line basis.  If there is no current example, please state that in your response to us.  In addition, given that straight-lining relates to the timing of revenue recognition, please explain to us why it necessarily bears on the measurement of revenue for various elements of a multi-element transaction.

Response 1:  As you are aware the disclosures in the 2009 Form 10-K cover the three-year period ended December 31, 2009. As such, our previous response provided an example of a 2008 multi-element transaction in which consideration was deferred on a straight line basis over the 2008 and 2009 period. We are not aware of any current multi-element transaction, which occurred in fiscal year 2009 or to date, for which we were unable to determine the fair value of one or more elements of the transaction and recorded such revenue on a straight line basis.  In addition, we recognize that ASC 605-25 (EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables) provides guidance for the measurement and allocation of consideration received in a multiple element arrangement and does not provide guidance on the appropriate timing of revenue recognition. Our disclosure in the 2009 Form 10-K concerning the straight-lining of consideration over the term of the agreement was intended to cover transactions similar to the 2008 transaction described in the supplemental materials to our previous response. In future filings we will clarify our disclosures so that they do not imply that the guidance in ASC 605-25 impacts the timing of when revenue should be recognized and are clear that the timing of revenue recognition will depend on the nature of the deliverables composing the unit of accounting and whether the general conditions for revenue recognition have been met.

Definitive Proxy Statement filed April 6, 2010
Compensation Programs and Risk Management, page 84

Comment No. 2: We note your disclosure in response to Item 402(s) of Regulation S-K.  Please tell us the process you undertook to reach the conclusion that disclosure is not necessary.

Response 2:  The Company conducted a detailed risk assessment of its compensation policies and practices for its employees, including its executive officers, to reach the conclusion that disclosure was not necessary.

At its meeting in October 2009, management discussed with the Compensation and Human Development Committee of the Board of Directors (the “Committee”) the Securities and Exchange Commission’s proposed disclosure rules relating to risks arising from compensation programs and advised the Committee that it was conducting a review of the Company’s compensation programs and policies and that it would provide the Committee with a report following that review.  Beginning in October 2009, the Company’s global compensation group reviewed and analyzed the major components of compensation at the Company and its divisions, including (i) base pay, (ii) annual cash bonuses, (iii) long-term incentive programs (including cash-based incentive plans and equity-based incentive plans), (iv) sales incentive plans and commission plans, and (v) retirement programs including defined benefit programs, defined contribution programs, profit-sharing plans and deferred compensation programs. The global compensation group also reviewed the Company’s policies related to compensation, including equity retention policies, equity dilution policies and executive compensation philosophy.

In reviewing the major components of compensation, the group evaluated the key characteristics of the compensation plans and programs, such as the metrics used in the performance-based programs, the combination and number of metrics used in such programs, the positions eligible to participate, any individual targets maximums and the timing of payouts.  The group analyzed the relationship between such key characteristics and a variety of types of risk, such as strategic, financial, operational and reputational risk, which included but were not limited to the risks identified as risk factors in the Company’s then most recent Annual Report on Form 10-K.

The global compensation group also identified and evaluated characteristics of the plans, programs and policies that mitigate risk associated with compensation, including the processes for calculating payouts under incentive compensation programs (such as third-party verification or determination of performance achieved), approval processes, maximum payouts, having a combination of long-term and short-term incentive programs rather than solely short-term incentive programs, share ownership and equity retention policies for senior executives, the mix of cash bonuses and long-term equity incentive compensation, and multi-year vesting schedules for equity awards.

The global compensation group also reviewed the distribution of pay versus revenue share for each of the Company’s divisions and considered the situations that may trigger disclosure specified in Item 402(s) of Regulation S-K.

Based on this review, the global compensation group reached the conclusion that the Company’s compensation programs did not create risks that are likely to have a material adverse impact on the Company. The global compensation group then reviewed its analysis and findings with the Company’s corporate finance, corporate legal and internal audit groups and executive management, who concurred with the group’s conclusion.

In January 2010, management discussed the final rules adopted by the SEC relating to risks arising from compensation programs with the Committee and presented its review of the Company’s compensation programs and assessment of the risks that could arise from the Company’s compensation policies and practices to the Committee. Based on these assessments, the Company concluded that any risks arising from the Company’s compensation programs and policies are not reasonably likely to have a material adverse effect on the Company and that no disclosure was required under Item 402(s) of Regulation S-K in the Company’s proxy statement for its 2010 Annual Meeting of Stockholders.

Please let us know if you have any questions.

/s/ Pascal Desroches	/s/ Allan Cohen

Pascal Desroches	Allan Cohen
Senior Vice President and Controller	Vice President and Assistant Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-6680	(212) 484-8112